Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

XPeng Inc.

小鵬集團*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

NOTICE OF THE ANNUAL GENERAL MEETING

Enclosed is the notice of the annual general meeting (the “AGM”) of XPeng Inc. (the “Company” or “we”), which serves as the notice of the AGM required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). This notice is also available for viewing on the Company’s website at ir.xiaopeng.com.

The AGM will be held on June 26, 2026, at 10:00 a.m. Hong Kong time, at T2, XPENG Tech Park, No. 10, Cencun Fengzhuang Avenue, Tianhe District, Guangzhou, PRC for the purpose of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1.

To receive and adopt the audited consolidated financial statements of the Company and the reports of the directors (the “Director(s)”) and the auditor of the Company as of and for the year ended December 31, 2025.

2.	To re-elect Mr. Donghao Yang as an independent non-executive Director.

3.	To re-elect Mr. HongJiang Zhang as an independent non-executive Director.

4.	To re-elect Mr. Yudong Chen as an independent non-executive Director.

5.	To authorize the board of Directors (the “Board”) to fix the respective Directors’ remuneration.

6.

To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remunerations for the year ending December 31, 2026.

7.	To consider and approve:

“THAT:

(a)

subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, options and awards (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)

the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, options and awards during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)

the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)

any issue of shares under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of any awards granted or to be granted pursuant to the 2019 Equity Incentive Plan, the 2025 Share Incentive Scheme or any other share schemes or plans of the Company (where applicable);

(iv)

any scrip dividend or similar arrangement providing for the allotment and issue of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the shareholders of the Company in general meeting,

shall not exceed 20% of the total number of issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting;

“Rights Issue” means an offer of shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

Any reference to an allotment, issue, grant, offer or disposal of Class A Ordinary Shares shall include the sale or transfer of treasury shares in the capital of the Company (including to satisfy any obligation upon the conversion or exercise of any convertible securities, options, warrants or similar rights to subscribe for Class A Ordinary Shares), to the extent permitted by, and subject to the provisions of the Hong Kong Listing Rules and applicable laws and regulations.”

8.	To consider and approve:

“THAT

a)

a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own shares and/or ADSs on the Hong Kong Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange for this purpose, provided that the total number of shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of the issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

9.

To consider and approve that conditional upon the passing of resolutions set out in items 7 and 8, the general mandate referred to in the resolution set out in item 7 be and is hereby extended by the addition to the aggregate number of shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares and/or share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 8, provided that such amount shall not exceed 10% of the total number of the issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).

AS SPECIAL RESOLUTION

10.

To consider and approve the proposed amendments to the memorandum and articles of association of the Company and the adoption of the tenth amended and restated memorandum and articles of association of the Company as detailed in the proxy statement/circular dated May 11, 2026 to replace the ninth amended and restated memorandum and articles of association of the Company adopted by special resolution passed on June 20, 2023 in its entirety.

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 14, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of Class A Ordinary Shares and/or Class B Ordinary Shares of the Company, each with a par value US$0.00001 per share. Holders of record of the Company’s Class A Ordinary Shares and/or Class B Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.

In order to be eligible to vote and attend this AGM, persons who hold the Company’s Class A Ordinary Shares and/or Class B Ordinary Shares directly on our Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our principal share registrar in Cayman Islands, Ascentium (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, before 4:30 p.m., Hong Kong time, on May 14, 2026; and persons who hold the Company’s Class A Ordinary Shares directly on our Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our branch share registrar in Hong Kong, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, within the same period (i.e. before 4:30 p.m., Hong Kong time, on May 14, 2026).

Holders of record of ADSs as of the close of business on May 14, 2026, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Class A Ordinary Shares and/or Class B Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM. Any ADS holder that wishes to attend the AGM or vote directly must cancel their ADS(s) in exchange for Class A Ordinary Shares and will need to make arrangements to deliver their ADS(s) to Citibank, N.A., as depositary of the ADS(s), for cancellation with sufficient time to allow for the delivery and exchange of them for the underlying Class A Ordinary Shares before the Shares Record Date.

We encourage shareholders planning to attend the AGM in person to pre-register by sending an email to gm@x-peng.cn.

All officers and agents of the Company reserve the right to refuse any person entry to the AGM, or to instruct any person to leave the AGM, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class A Ordinary Shares and/or Class B Ordinary Shares as of the Shares Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Class A Ordinary Shares and/or Class B Ordinary Shares) or ADS voting card (for holders of ADSs) (the “ADS Voting Card”) and the proxy statement/circular for further details and instructions. The proxy statement/circular and the proxy form are available for viewing on our website at ir.xiaopeng.com and the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

ANNUAL REPORT

Shareholders may obtain a copy of the Company’s annual report on Form 20-F and/or the Hong Kong annual report, free of charge, from the Company’s website at ir.xiaopeng.com, on the website of the U.S. Securities and Exchange Commission at www.sec.gov and on the website of the Hong Kong Stock Exchange at www.hkexnews.hk, or by contacting our Investor Relations department at T2, XPENG Tech Park, No. 10, Cencun Fengzhuang Avenue, Tianhe District, Guangzhou, PRC.

Holders of record of the Company’s Class A Ordinary Shares and/or Class B Ordinary Shares as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Class A Ordinary Shares and/or Class B Ordinary Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 24, 2026 to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions by no later than 10:00 a.m., New York time, on June 17, 2026 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By order of the Board
XPeng Inc. Xiaopeng He Chairman

Hong Kong, Monday, May 11, 2026

As of the date of this notice, the Board comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu, Mr. HongJiang Zhang and Mr. Yudong Chen as independent non-executive Directors.

*	For identification purpose only

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this proxy statement/circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this proxy statement/circular.

XPeng Inc.

小鵬集團*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

PROXY STATEMENT/CIRCULAR FOR

ANNUAL GENERAL MEETING

Enclosed is the proxy statement of XPeng Inc. (the “Company” or “we”), which provides additional information of the matters to be considered at the annual general meeting of the shareholders of the Company.

This proxy statement also serves as a circular to holders of Class A Ordinary Shares and/or Class B Ordinary Shares of the Company pursuant to Rule 13.73 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). This proxy statement/circular is also available for viewing on the Company’s website at ir.xiaopeng.com.

This circular, for which the directors of the Company (the “Director(s)”) collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this circular or thus circular as a whole misleading.

By order of the Board
XPeng Inc. Xiaopeng He Chairman

Hong Kong, Monday, May 11, 2026

As of the date of this proxy statement/circular, the board of Directors comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu, Mr. HongJiang Zhang and Mr. Yudong Chen as independent non-executive Directors.

*	For identification purpose only

XPENG INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

PROXY STATEMENT/CIRCULAR

GENERAL

The Board of XPeng Inc. is soliciting proxies for the AGM to be held on June 26, 2026, at 10:00 a.m. Hong Kong time. The AGM will be held at T2, XPENG Tech Park, No. 10, Cencun Fengzhuang Avenue, Tianhe District, Guangzhou, PRC.

You can review and download the proxy statement/circular and the proxy form at the Company’s website at ir.xiaopeng.com and the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

RECORD DATES, SHARE OWNERSHIP AND QUORUM

Only holders of the Company’s Class A Ordinary Shares and/or Class B Ordinary Shares, par value US$0.00001 per share of record as of the close of business on May 14, 2026, Hong Kong time (the “Shares Record Date”) are entitled to attend and vote at the AGM.

In order to be eligible to vote and attend the AGM, persons who hold the Company’s Class A Ordinary Shares and/or Class B Ordinary Shares directly on our Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our principal share registrar in Cayman Islands, Ascentium (Cayman) Limited (the “Cayman Registrar”), at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, before 4:30 p.m., Hong Kong time, on May 14, 2026; and persons who hold the Company’s Class A Ordinary Shares directly on our Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our branch share registrar in Hong Kong, Tricor Investor Services Limited (the “Hong Kong Branch Share Registrar”), at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, within the same period (i.e. before 4:30 p.m., Hong Kong time, on May 14, 2026).

Holders of American Depositary Shares (“ADSs”) issued by Citibank, N.A., as the depositary of the ADSs, and representing our Class A Ordinary Shares are not entitled to attend or vote at the AGM under the Company’s ninth amended and restated memorandum and articles of association.

Please note that any ADS holder who appears at the venue of the AGM will not be allowed to attend the relevant meetings. Holders of ADSs as of the close of business on May 14, 2026, New York time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the holder of record of Class A Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Class A Ordinary Shares represented by such ADSs. Citibank, N.A., as the depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Class A Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders and the terms of the deposit agreement for the ADSs (the “Deposit Agreement”).

For the AGM, holders of not less than ten percent (10%) of the voting rights (on a one vote per share basis) in the share capital of the Company shall be the quorum for all purposes.

VOTING AND SOLICITATION

Each Class A Ordinary Share issued and outstanding as of the close of business on the Shares Record Date is entitled to one vote per share at the AGM.

Each Class B Ordinary Share issued and outstanding as of the close of business on the Shares Record Date is entitled to ten votes per share, save for (A) the resolutions regarding the re-election of independent non-executive Directors, (B) the resolution regarding the re-appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company, and (C) the resolution regarding the proposed amendments to the memorandum and articles of association of the Company, in which cases the Class B Ordinary Shares shall have one vote per share at the AGM.

Each resolution put to the vote at the AGM will be decided by poll. Where required by the Hong Kong Listing Rules, a shareholder of the Company who has a material interest in the matter to be approved by a particular resolution will be required to abstain from voting on such resolution.

An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules and on the website of the U.S. Securities and Exchange Commission at www.sec.gov .

The solicitation materials are available on the Company’s website at ir.xiaopeng.com, the website of the U.S. Securities and Exchange Commission at www.sec.gov and the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

VOTING BY HOLDERS OF ORDINARY SHARES

When proxy forms are properly dated, executed and returned by holders of Class A Ordinary Shares to the mailing address set forth in the proxy form before 10:00 a.m., Hong Kong time, on June 24, 2026 (the deadline for the return of such proxy forms), the Class A Ordinary Shares represented by all properly executed proxies returned to the Cayman Registrar or Hong Kong Branch Share Registrar, as applicable, will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Class A Ordinary Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the relevant proxy form.

When proxy forms are properly dated, executed and returned by holders of Class B Ordinary Shares to the mailing address set forth in the proxy form before 10:00 a.m., Hong Kong time, on June 24, 2026 (the deadline for the return of such proxy forms), the Class B Ordinary Shares represented by all properly executed proxies returned to the Cayman Registrar will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Class B Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the relevant proxy form.

Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he will vote the Class A Ordinary Shares and/or Class B Ordinary Shares FOR the relevant resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion.

Where any holder of Class A Ordinary Shares and/or Class B Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such shares will not be included or counted in the determination of the number of the shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

VOTING BY HOLDERS OF ADSs

As the holder of record for all the Class A Ordinary Shares represented by the ADSs (through a nominee), only Citibank, N.A., in its capacity as the depositary of the ADSs, may attend and vote those Class A Ordinary Shares at the AGM. We have requested Citibank, N.A., as the depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the AGM and the relevant ADS voting cards (the “ADS Voting Card(s)”). Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the Deposit Agreement, Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below. There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Class A Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If a timely returned ADS Voting Card is signed but is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of such items set forth in the relevant ADS Voting Card. If a timely returned ADS Voting Card is signed but contains conflicting voting instructions as to any item to be voted on at the AGM, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such item. If no timely voting instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m. New York time, June 17, 2026, under the terms of the Deposit Agreement, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Class A Ordinary Shares represented by such holder’s ADSs, unless voting at the meeting is by show of hands and unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of ordinary shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

REVOCABILITY OF PROXIES AND ADS VOTING CARDS

Any proxy given by a holder of Class A Ordinary Shares and/or Class B Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Class A Ordinary Shares, Class B Ordinary Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Class A Ordinary Shares or Class B Ordinary Shares only, by attending the AGM and voting in person.

PROPOSALS 2 to 4

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to the ninth amended and restated memorandum and articles of association of the Company (the “Existing Memorandum and Articles”), at every annual general meeting of the Company, one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. Mr. Donghao Yang and Mr. HongJiang Zhang shall retire by rotation at the AGM. Each of Mr. Donghao Yang and Mr. HongJiang Zhang (together with Mr. Yudong Chen, the “Retiring Directors”), being eligible, has offered himself for re-election at the AGM.

Pursuant to the Existing Memorandum and Articles, any Director appointed by the Board either to fill a casual vacancy or as an addition to the Board shall hold office only until the next following general meeting of the Company after his/her appointment and shall then be eligible for re-election at that meeting. Accordingly, Mr. Yudong Chen, who was appointed by the Board, will hold office as an independent non-executive Director until the AGM and is subject to re-election.

The nomination committee of the Board (the “Nomination Committee”) has reviewed (i) the structure and composition of the Board, (ii) the confirmations and disclosures given by the Retiring Directors, (iii) the qualifications, skills and experience, time commitment and contribution of the Retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy and the Company’s corporate strategy and (iv) the independence of the retiring independent non-executive Directors. Each of Mr. Donghao Yang, Mr. HongJiang Zhang and Mr. Yudong Chen, the retiring independent non-executive Directors proposed to be re-elected, has confirmed their independence with reference to the factors set out in Rule 3.13 of the Hong Kong Listing Rules. The Nomination Committee and the Board have conducted assessment on their independence and considered that each of Mr. Donghao Yang, Mr. HongJiang Zhang and Mr. Yudong Chen is independent in accordance with the independence guidelines set out in the Hong Kong Listing Rules, and are satisfied with the Retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of the Retiring Directors as independent non-executive Directors at the AGM.

Pursuant to Rule 13.74 of the Hong Kong Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Hong Kong Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying proxy statement/circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of the Retiring Directors are set out in Appendix A to this proxy statement/circular.

Subject to the requirements under the Hong Kong Listing Rules and the Existing Memorandum and Articles, a shareholder may nominate a person to stand for election as a Director.

The Board recommends that shareholders vote FOR the resolutions in relation to the proposed re-election of the Retiring Directors.

PROPOSAL 6

PROPOSED RE-APPOINTMENT OF AUDITORS

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company. The audit fees for the year ending December 31, 2026 are estimated to be around RMB13.2 million, and the Board proposed it be authorized to fix their remunerations for the year ending December 31, 2026. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP have indicated their willingness to be re-appointed as auditors of the Company for the said period.

The audit fees are determined based on:

•

the scope and complexity of the audit work for the Group’s consolidated financial statements, considering the scale of operations, a significant number of subsidiaries and geographic coverage. As a dual primary-listed entity, the auditors are engaged to conduct two separate, full-scope audits of the Group’s consolidated financial statements: (i) the integrated audit (covering both financial statement audit and internal control over financial reporting) performed in accordance with the standards established by the Public Company Accounting Oversight Board (PCAOB) to satisfy U.S. Securities and Exchange Commission (SEC) regulatory requirements; and (ii) the financial statement audit performed in accordance with Hong Kong Standards on Auditing as issued by the Hong Kong Institute of Certified Public Accountants to meet the Hong Kong Listing Rules;

•	the expected audit timeline, resources and professional expertise required; and

•	market benchmarking for similar scale and complexity of listed companies.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed re-appointment of auditors.

PROPOSAL 7

PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A Ordinary Shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares not exceeding 20% of the total number of issued shares (excluding treasury shares) of the Company as of the date of passing of such resolution (the “Issuance Mandate”).

As of the Latest Practicable Date, the issued share capital of the Company comprised 1,565,746,224 Class A Ordinary Shares and 348,708,257 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 7 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 382,890,896 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new shares pursuant to the Issuance Mandate. For the avoidance of doubt, any issuance of additional Class A Ordinary Shares upon satisfaction of certain milestones, pursuant to the share purchase agreement, dated August 27, 2023, among the Company, DiDi Global Inc. and Da Vinci Auto Co. Limited, is an exercise of powers authorized by the general mandate granted at the annual general meeting of the Company held on June 20, 2023, and shall not count towards the number of shares issued pursuant to the Issuance Mandate.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of general mandate to issue shares.

PROPOSAL 8

PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS

In order to give the Company the flexibility to repurchase shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase its shares and/or ADSs representing up to 10% of the total number of issued shares (excluding treasury shares) of the Company as of the date of passing of such resolution (the “Repurchase Mandate”).

As of the Latest Practicable Date, the issued share capital of the Company comprised 1,565,746,224 Class A Ordinary Shares and 348,708,257 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 8 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 191,445,448 Class A Ordinary Shares.

An explanatory statement required by the Hong Kong Listing Rules to be sent to the shareholders of the Company in connection with the Repurchase Mandate is set out in Appendix B to this proxy statement/circular. This explanatory statement contains the information reasonably necessary to enable the shareholders of the Company to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Board notes that with effect from June 11, 2024, the Hong Kong Listing Rules have been amended to remove the requirement to cancel repurchased shares and to adopt a framework to govern the resale of treasury shares. In view of the changes to the Hong Kong Listing Rules, if the Company purchases any Class A Ordinary Shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Class A Ordinary Shares and/or the Class A Ordinary Shares underlying ADSs repurchased and/or (ii) hold such Class A Ordinary Shares and/or the Class A Ordinary Shares underlying ADSs in treasury, subject to market conditions and the Company’s capital management needs at the relevant time any repurchases of shares are made. If the Company holds any shares of the Company in treasury, any sale or transfer of such shares in treasury will be made pursuant to the terms of the Issuance Mandate and in accordance with the Hong Kong Listing Rules and applicable laws and regulations of the Cayman Islands. To the extent that any treasury shares are deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company will adopt appropriate measures to ensure that it does not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those shares were registered in the Company’s own name as treasury shares, which may include approval by the Board that (i) the Company would not (or would procure its broker not to) give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings for the treasury shares deposited with CCASS and (ii) in the case of dividends or distributions, the Company will withdraw the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the record date for the dividends or distributions.

The Directors wish to state that they have no immediate plans to repurchase any shares pursuant to the Repurchase Mandate as of the Latest Practicable Date.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of general mandate to repurchase shares.

PROPOSAL 9

PROPOSED GRANT OF EXTENSION MANDATE TO ISSUE SHARES

In addition, subject to a separate approval of the ordinary resolution 9, the number of shares and/or shares underlying the ADSs purchased by the Company under ordinary resolution 8 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 7 provided that such additional number shall represent up to 10% of the total number of issued shares (excluding treasury shares) of the Company as of the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (the “Extension Mandate”).

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of extension mandate to issue shares.

The Issuance Mandate (including the Extension Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the Extension Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws and regulations; or (iii) the date on which the authority set out in the Issuance Mandate (including the Extension Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the shareholders in general meeting, whichever occurs first.

PROPOSAL 10

PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Background

We refer to the announcement of the Company dated April 29, 2026, pursuant to which it was announced that the Board proposed to amend the Company’s ninth amended and restated memorandum and articles of association (the “Existing Memorandum and Articles”), and to adopt the tenth amended and restated memorandum and articles of association of the Company (the “New Memorandum and Articles”), in order to, inter alia, (i) conform with the Core Shareholder Protection Standards set out in Appendix A1 to the Hong Kong Listing Rules which require, among others, the holding of general meetings which shareholders can attend virtually with the use of technology and cast votes by electronic means, (ii) conform with the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules which introduces, among others, the updated terms of reference of the nomination committee, and (iii) make housekeeping changes.

The proposed amendments to the Existing Memorandum and Articles (the “Proposed Amendments”) and the proposed adoption of the New Memorandum and Articles shall be subject to the approval of the shareholders of the Company by way of a special resolution at the AGM. Details of the Proposed Amendments are set out in Appendix C to this proxy statement/circular.

The Existing Memorandum and Articles are available on the websites of the Company (www.xiaopeng.com) and the Hong Kong Stock Exchange (www.hkexnews.hk).

General Effects of the Proposal

Upon the approval of the Proposed Amendments and the adoption of the New Memorandum and Articles by the shareholders of the Company, the New Memorandum and Articles will become effective immediately and will be filed with the Cayman Islands Registrar of Companies.

Our ADSs will continue to trade on the New York Stock Exchange under the symbol “XPEV”, and our Class A ordinary shares will continue to trade on the Hong Kong Stock Exchange under the stock code “09868”.

Vote Required and Board of Directors’ Recommendation

Approval of this Proposal requires the favorable vote of at least a three-fourths majority of the votes cast by the shareholders of the Company entitled to vote who are present in person or by proxy at the AGM. For the purpose of this Proposal, weighted voting rights attached to our Class B ordinary shares would be disregarded. Broker non-votes and abstentions with respect to this Proposal will not be treated as votes cast for this purpose and, therefore, will not affect the outcome of the vote.

The Board recommends that shareholders vote FOR the resolution in relation to the Proposed Amendments and the adoption of the New Memorandum and Articles.

APPENDIX A

DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Hong Kong Listing Rules, the details of each of the Retiring Directors, who will retire and being eligible, offer himself for re-election at the AGM, are provided below.

(1)	Mr. Donghao Yang

Position and Experience

Mr. Yang, aged 54, is an independent non-executive Director. Mr. Yang has served as a director of Yatsen Holding Limited, a company listed on the NYSE (symbol: YSG), since July 2020 and the chief financial officer of Yatsen Holding Limited since November 2020. Mr. Yang has served as a director of Vipshop Holdings Ltd., a company listed on the NYSE (symbol: VIPS), since November 2020, and served as the chief financial officer of Vipshop Holdings Ltd. from August 2011 to November 2020. Mr. Yang served as an independent director of Qingmu Digital Technology Co., Ltd. (青木數字技術股份有限公司), a company listed on the ChiNext Market of the Shenzhen Stock Exchange (stock code: 301110), from July 2023 to January 2024. From 2010 to 2011, he served as the chief financial officer of Synutra International Inc., a company listed on the NASDAQ (symbol: SYUT). From 2007 to 2010, Mr. Yang served as the chief financial officer of Greater China region of Tyson Foods, Inc., a company listed on the NYSE (symbol: TSN). From 2003 to 2007, Mr. Yang served as a finance director of Valmont Industries (China) Co., Ltd, a subsidiary of Valmont Industries, Inc., a company listed on the NYSE (symbol: VMI). Mr. Yang acquired corporate governance experience through his positions as the chief financial officer and director of Vipshop Holdings Ltd. and also as the chief financial officer of Synutra International Inc. and Greater China region of Tyson Foods, Inc. His corporate governance experience includes, among others, (i) reviewing, monitoring and implementing companies’ policies, practices and compliance, (ii) facilitating effective communication between the board of directors and management, (iii) reviewing related party transactions, and (iv) understanding the duty of directors to act in the best interests of the company and the shareholders as a whole. Mr. Yang received his master’s degree in business administration from Harvard Business School in June 2003, and his bachelor’s degree in international economics from Nankai University in July 1993.

Save as disclosed above, Mr. Yang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Mr. Yang has entered into a letter of appointment with the Company for a term of three years commencing from July 7, 2024, subject to the retirement and rotation provisions as set out in the Existing Memorandum and Articles.

Relationships

As far as the Directors are aware and as of the Latest Practicable Date, Mr. Yang does not have any other relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as of the Latest Practicable Date, Mr. Yang was interested in 27,216 Class A ordinary shares of the Company pursuant to Part XV of the Securities and Futures Ordinance as set out below:

Nature of Interest	Relevant Entity	Number and Class of securities(2)	Approximated percentage of interest of each class of shares in our Company(2)
Beneficial owner(1)	N/A	27,216 Class A Ordinary Shares	0.0%

Notes:

(1)

As of the Latest Practicable Date, Mr. Yang beneficially held 9,072 Class A Ordinary Shares, and he was interested in 18,144 Class A Ordinary Shares underlying 18,144 restricted share units granted to him under the 2019 Equity Incentive Plan.

(2)

As of the Latest Practicable Date, the Company had 1,914,454,481 issued shares in total, comprising 1,565,746,224 Class A ordinary shares (including 59,496 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan and 2025 Share Incentive Scheme) and 348,708,257 Class B ordinary shares.

Save as disclosed above, Mr. Yang does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Director’s emoluments

Pursuant to the letter of appointment, unless the Board (or the compensation committee of the Board, as applicable) otherwise determines, Mr. Yang is entitled to an annual director’s fee of US$20,000. Mr. Yang is also entitled to receive director’s emoluments in the form of restricted share units of 27,216, the vesting of which is subject to the terms and conditions in the award agreement entered into between Mr. Yang and the Company dated July 12, 2024 under the 2019 Equity Incentive Plan.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

As far as the Directors are aware, save as disclosed above, there is no other information of Mr. Yang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. Yang that need to be brought to the attention of the shareholders of the Company.

(2)	Mr. HongJiang Zhang

Position and Experience

Mr. Zhang, aged 65, is an independent non-executive Director. Mr. Zhang has served as a senior adviser of Carlyle Group since May 2018 and a venture partner at Source Code Capital since December 2016. From October 2011 to November 2016, he served as the chief executive officer and an executive director of Kingsoft Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 3888), and as the founder and the chief executive officer of Kingsoft Cloud Holdings Limited, a company listed on the NASDAQ (symbol: KC) and on the Hong Kong Stock Exchange (stock code: 3896). From April 1999 to October 2011, Mr. Zhang served as the chief technology officer of the Microsoft Asia-Pacific Research and Development Group. Mr. Zhang was appointed as a Microsoft Distinguished Scientist in 2010. Mr. Zhang has served as an independent director of Zepp Health Corp., a company listed on the NYSE (symbol: ZEPP), since February 2018, and an independent non-executive director and chairman of AAC Technologies Holding Inc., a company listed on the Hong Kong Stock Exchange (stock code: 2018), since January 2019 and May 2020, respectively. He has also served as an independent non-executive director of BabyTree Group, a company listed on the Hong Kong Stock Exchange (stock code: 1761), from November 2018 to August 2022, and an independent director of Digital China Group Co., Ltd. (神州數碼集團股份有限公司), a company listed on the Shenzhen Stock Exchange (stock code: 000034) from September 2017 to April 2021. Mr. Zhang was appointed as an independent director of Ant Group Co., Ltd. (螞蟻科技集團股份有限公司) in September 2024. Mr. Zhang has accumulated extensive corporate governance experience through his positions as an independent non-executive director and independent director of Zepp Health Corp., AAC Technologies Holding Inc., BabyTree Group, Digital China Group Co., Ltd and Ant Group Co., Ltd. His corporate governance experience includes, among others, (i) reviewing, monitoring and providing recommendations as to companies’ policies, practices and compliance, (ii) facilitating effective communication between the board of directors and management, (iii) reviewing and opining on connected transactions, and (iv) understanding the requirements of the Hong Kong Listing Rules and directors’ duty to act in the best interests of the company and the shareholders as a whole. Mr. Zhang received his Ph.D. in electronic engineering from Technical University of Denmark in October 1991, and his bachelor of science degree in radio electronics from Zhengzhou University in July 1982.

Save as disclosed above, Mr. Zhang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Mr. Zhang has entered into a letter of appointment with the Company for a term of three years commencing from July 7, 2024, subject to the retirement and rotation provisions as set out in the Existing Memorandum and Articles.

Relationships

As far as the Directors are aware and as of the Latest Practicable Date, Mr. Zhang does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as of the Latest Practicable Date, Mr. Zhang does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Director’s emoluments

Pursuant to the letter of appointment, unless the Board (or the compensation committee of the Board, as applicable) otherwise determines, Mr. Zhang is entitled to an annual director’s fee of US$80,000.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

As far as the Directors are aware, save as disclosed above, there is no other information of Mr. Zhang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. Zhang that need to be brought to the attention of the shareholders of the Company.

(3)	Mr. Yudong Chen

Position and Experience

Mr. Chen, aged 64, is an independent non-executive Director. Mr. Chen has been serving as an independent director of Friend Co., Ltd. (福然德股份有限公司) (a company listed on the Shanghai Stock Exchange with stock code: 605050.SH) since April 2024 and served as a director of Weifu High-Technology Group Co., Ltd. (無錫威孚高科技集團股份有限公司) (a company listed on the Shenzhen Stock Exchange with stock code 000581.SZ) from March 2012 to May 2024. From May 2008 to December 2023, Mr. Chen successively served as the executive vice president and the president of Bosch (China) Investment Co., Ltd. (博世（中國）投資有限公司). Mr. Chen served as the vice president of gasoline engine system division of Bosch Group from February 2007 to May 2008. Mr. Chen served as the chief engineer of Greater China division, commercial director and general manager of the business unit of China division of Delphi Automotive Group from December 1998 to January 2006. Mr. Chen obtained his bachelor’s degree in electric motor from Chongqing University in July 1982. He also studied at University of Michigan from August 1987 to June 1991 and obtained his master’s and doctor’s degree in machinery manufacturing. Mr. Chen also obtained a master’s degree in business administration from Michigan State University in May 1998. Mr. Chen was awarded, among others, the Outstanding Entrepreneur of Shanghai (上海市優秀企業家) and the Outstanding Figure Commemorating the 40th Anniversary of Reform and Opening Up in China’s Automotive Industry (中國汽車產業紀念改革開放40週年傑出人物).

Save as disclosed above, Mr. Chen has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Mr. Chen has entered into a letter of appointment with the Company for a term of three years commencing from January 1, 2026, subject to the retirement and rotation provisions as set out in the Existing Memorandum and Articles.

Relationships

As far as the Directors are aware and as of the Latest Practicable Date, Mr. Chen does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as of the Latest Practicable Date, Mr. Chen does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Director’s emoluments

Pursuant to the letter of appointment, unless the Board (or the compensation committee of the Board, as applicable) otherwise determines, Mr. Chen is entitled to an annual director’s fee of US$80,000.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

As far as the Directors are aware, save as disclosed above, there is no other information of Mr. Chen to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. Chen that need to be brought to the attention of the shareholders of the Company.

APPENDIX B

EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

The following is an explanatory statement required by the Hong Kong Listing Rules to be sent to the shareholders of the Company to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the shareholders of the Company as a whole.

Repurchases of shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the shareholders of the Company as a whole.

2.	SHARE CAPITAL

As of the Latest Practicable Date, the issued share capital of the Company comprised 1,914,454,481 shares, out of which 1,565,746,224 were Class A Ordinary Shares and 348,708,257 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 8 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged as of the date of the AGM, i.e. being 1,914,454,481 shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 191,445,448 shares, representing 10% of the total number of the issued shares (excluding treasury shares) of the Company as of the date of the AGM.

As stated in proposal 8 in the proxy statement/circular of the AGM, if the Company purchases any Class A Ordinary Shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Class A Ordinary Shares and/or the Class A Ordinary Shares underlying ADSs repurchased and/or (ii) hold such Class A Ordinary Shares and/or the Class A Ordinary Shares underlying ADSs in treasury, subject to market conditions and the Company’s capital management needs at the relevant time any repurchases of shares are made.

To the extent that any treasury shares are deposited with Central Clearing and Settlement System (“CCASS”) pending resale on the Hong Kong Stock Exchange, the Company will adopt appropriate measures to ensure that it does not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those shares were registered in the Company’s own name as treasury shares, which may include approval by the Board that (i) the Company would not (and would procure its broker not to) give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings for the treasury shares deposited with CCASS; and (ii) in the case of dividends or distributions, the Company will withdraw the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the record date for the dividends or distributions.

The Directors wish to state that they have no immediate plans to repurchase any shares pursuant to the Repurchase Mandate as of the Latest Practicable Date.

3.	FUNDING OF REPURCHASES

Repurchases of shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF REPURCHASES

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2025) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs (the “Takeovers Code”). Accordingly, a shareholder or a group of shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As of the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary (has the meaning ascribed to it under the Hong Kong Listing Rules) was Mr. Xiaopeng He. Mr. Xiaopeng He beneficially owned 11,339,844 Class A Ordinary Shares and 348,708,257 Class B Ordinary Shares, representing approximately 69.2% of the voting rights in the Company. Pursuant to Rule 8A.15 of the Hong Kong Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of his Class B Ordinary Shares into Class A Ordinary Shares, if the reduction in the number of shares in issue (after deducting treasury shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. Xiaopeng He to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its shares.

In addition, the Directors do not propose to repurchase shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of shares in public hands as required by the Hong Kong Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Hong Kong Listing Rules) have any present intention to sell any shares to the Company in the event that the granting of the Repurchase Mandate is approved by the shareholders of the Company.

The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any shares to the Company, or that they have undertaken not to sell any shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the shareholders of the Company.

The Directors have undertaken that they will exercise the power of the Company to make repurchases of shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the Cayman Islands.

The Company has confirmed that neither the explanatory statement nor the Repurchase Mandate has any unusual features.

7.	MARKET PRICES OF SHARES

The highest and lowest prices per share at which Class A Ordinary Shares have been traded on the Hong Kong Stock Exchange during each of the previous 12 months up to and including the Latest Practicable Date were as follows:

Month 2025	Price per share
	Highest	Lowest
	HK$	HK$
June	81.90	69.75
July	77.50	67.15
August	96.30	71.10
September	93.50	76.40
October	95.75	78.60
November	110.80	78.05
December	84.50	70.05
2026
January	84.60	71.15
February	73.55	64.60
March	81.40	60.35
April	70.90	60.85
May (up to and including the Latest Practicable Date)	64.00	60.20

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has not repurchased any Class A Ordinary Shares on the Hong Kong Stock Exchange or any ADSs on the New York Stock Exchange.

APPENDIX C

Details of the proposed amendments to the ninth amended and restated memorandum and articles of association are set out as follows:

Article No. Proposed amendments

(showing changes to the existing articles of association)

2.

The registered office is situated at Ascentium (Cayman) Limited ~~Harneys Fiduciary (Cayman) Limited~~, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place in the Cayman Islands as the Directors may from time to time decide.

2.(a)	In these Articles the following terms shall have the meanings set opposite unless the context otherwise requires:

ADS	means an American Depositary Share representing Class A Ordinary Shares

Affiliate

means in respect of a person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and

(i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity

Articles	these Articles of Association as from time to time amended by Special Resolution

Auditors	the Auditors for the time being of the Company, if any

Chairman	means the chairman of the Board of Directors

Class A Ordinary Share	means an Ordinary Share of a par value of US$0.00001 in the capital of the Company, designated as a Class A Ordinary Share and having the rights provided for in these Articles

Class B Ordinary Share	means an Ordinary Share of a par value of US$0.00001 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles

Commission	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act

Article No. Proposed amendments

(showing changes to the existing articles of association)

Companies Act	the Companies Act (Revised) of the Cayman Islands as amended from time to time and every other act, order regulation or other instrument having statutory effect (as amended from time to time) for the time being in force in the Cayman Islands applying to or affecting the Company, the Memorandum and/or the Articles

Companies Ordinance	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and every other ordinance incorporated therewith or substituted therefor; and in the case of any such substitution the references in these Articles to the provisions of the Companies Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance

Company	XPeng Inc.

Compliance Adviser	shall have the meaning given to it in the HKSE Listing Rules

Corporate Governance Committee	shall mean the corporate governance committee of the Board established in accordance with Article 125

Corporate Governance Report	shall mean the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the HKSE Listing Rules

Directors or Board	the directors of the Company for the time being or, as the Board of Directors case may be, the directors assembled as a board

Director Holding Vehicle	shall mean a limited partnership, trust, private company or other vehicle wholly-owned and wholly controlled by a Director

electronic	has the meaning given to it in the Electronic Transactions Act

electronic means	includes sending or otherwise making available to the intended recipients of the communication in electronic format, including telex or telefax confirmation

Electronic Transactions Act	means the Electronic Transactions Act (Revised) of the Cayman Islands and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor

Exchange	means the NYSE for so long as the Company’s Shares or ADSs are there listed, the HKSE for so long as the Company’s Shares or ADSs are there listed and any other securities exchange or other system on which any Shares or ADSs are listed or authorised for trading from time to time

Exchange Rules	the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Exchange

Article No. Proposed amendments

(showing changes to the existing articles of association)

HKSE	means The Stock Exchange of Hong Kong Limited

HKSE Listing Rules	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time

Independent Director	a director who is an independent director as defined in the NYSE Exchange Rules

Independent Non-executive Director	a director recognized as such by the relevant code, rules and regulations applicable to the listing of shares on the HKSE

Law	the Companies Act (Revised) of the Cayman Islands and any amendment or other statutory modification thereof and where in these Articles any provision of the Law is referred to, the reference is to that provision as modified by law for the time being in force

Member or Shareholder	a person who is registered in the Register of Members as the holder of any Share in the Company

Memorandum	means the memorandum of association of the Company, as amended or substituted from time to time

Month	a calendar month

Nomination Committee	shall mean the nomination committee of the Board established in accordance with Article 120

NYSE	New York Stock Exchange

NYSE Exchange Rules	the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the NYSE

Ordinary Resolution	a resolution (a) passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of technology), or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or (b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed

Ordinary Share	means a Class A Ordinary Share or a Weighted Voting Share

paid up	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up

Article No. Proposed amendments

(showing changes to the existing articles of association)

person	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires

recognized clearing house	shall include the recognized clearing house as defined in Part I of Schedule 1 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor

Registered Office	the registered office of the Company as provided in Section 50 of the Law

Register of Members	the register of Members to be kept pursuant to section 40 of the Law

Secretary	any person appointed by the Directors to perform any of the duties of the secretary of the Company and including any assistant secretary

Securities Act	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time

Seal	the common seal of the Company or any facsimile for official seal for use outside of the Cayman Islands

Share	means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share

Special Resolution	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution: (a) passed by not less than three-fourths of the votes cast by such Shareholders as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of technology), or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or (b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed

Treasury Share	means a Share held in the name of the Company as a treasury share in accordance with the Law

United States	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction

Article No. Proposed amendments

(showing changes to the existing articles of association)

Weighted Voting Share	means a Class B Ordinary Share

3.(d)

If at any time, the share capital of the Company is divided into different classes of shares, the rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the consent in writing of the holders of at least three-fourths of the issued shares of that class or with the approval of a resolution passed by at least three-fourths of the votes cast by the holders of the shares of that class present and voting in person (whether physically or by virtual attendance with the use of technology) or by proxy at a separate meeting of such holders. To every such meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall apply mutatis mutandis, except that the necessary quorum shall be two persons holding (or, in the case of a Shareholder being a corporation, by its duly authorised representative), or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant class and that any holder of Shares of the class present in person (whether physically or by virtual attendance with the use of technology), or in the case of the Shareholder being a corporation, by its duly authorised representative) or by proxy may demand a poll.

63.(a)

The Company shall in each financial year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notice calling it. The annual general meeting shall be held within six months after the end of the Company’s financial year at such time and place as may be determined by the Directors, and at these meetings the report of the Directors (if any) shall be presented. A meeting of the Members or any class thereof may be held by telephone, tele-conferencing or other electronic means, provided that all participants are able to communicate contemporaneously with one another, and participation in a meeting in such manner shall constitute presence at such meetings. All Members’ rights to speak and vote at the meeting are maintained in general meetings attended by electronic means.

64.

An annual general meeting shall be called by not less than 21 days’ notice in writing and any extraordinary general meeting shall be called by not less than 14 days’ notice in writing. Subject to the requirements under the HKSE Listing Rules, every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting, particulars of the resolutions ~~and~~, the general nature of the business to be considered at that meeting, and details for members to attend the meeting virtually with the use of technology (if applicable), and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, if permitted by the HKSE Listing Rules, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the members (or their proxies) having the right to attend and vote at the meeting, being a majority together representing at least 95% of the total voting rights at the meeting of all the members.

Article No. Proposed amendments

(showing changes to the existing articles of association)

72.

At any general meeting a resolution put to the vote of the meeting shall be decided by poll except where the chairman of such meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Before or on the declaration of the result of the show of hands, a poll may be demanded by any one or more shareholders who together hold Shares carrying not less than 10% of all votes attaching to all of the total issued voting shares of the Company present in person (whether physically or by virtual attendance with the use of technology) or by proxy.

73.

If a poll is duly demanded it shall be taken in such manner (including the use of ballot or voting papers or tickets or electronic means) as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

74.

In the case of an equality of votes, whether on a show of hands or on a poll, (whether physically or by virtual attendance with the use of technology), the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

76.

Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Member present in person (whether physically or by virtual attendance with the use of technology) or by proxy and entitled to vote at a general meeting of the Company shall each have one (1) vote and on a poll every Member present in person (whether physically or by virtual attendance with the use of technology) or by proxy and entitled to vote shall have one (1) vote for each Class A Ordinary Share of which he is the holder and shall have ten (10) votes for each Class B Ordinary Share of which he/she/it is the holder. For the avoidance of doubt, votes may be cast by members by electronic means, if such means are provided.

77.

In the case of joint holders the vote of the senior who tenders a vote whether in person (whether physically or by virtual attendance with the use of technology) or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

80.	On a poll votes may be given either personally (whether physically or by virtual attendance with the use of technology) or by proxy.

81.

Every Member shall be entitled to appoint a proxy who needs not necessarily be a Member of the Company. Each Member, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the Member or, if the Member is a corporation, either under seal or under the hand of a director or officer or attorney duly authorised. The appointor should be allowed to send the instrument appointing a proxy by electronic means. A proxy need not be a Member of the Company. A member may appoint any number of proxies to attend (whether physically or by virtual attendance with the use of technology) in his stead at any one general meeting (or at any one class meeting).

82.

The instrument appointing a proxy shall be deposited at the Registered Office of the Company or at such other place or in such other manner (including by electronic means) as is specified for that purpose in the notice convening the meeting not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote (whether physically or by virtual attendance with the use of technology), and in default the instrument of proxy shall not be treated as valid PROVIDED THAT the chairman of the meeting may in his discretion accept an instrument of proxy sent by telex or telefax upon receipt of telex or telefax confirmation that the signed original thereof has been sent.

Article No. Proposed amendments

(showing changes to the existing articles of association)

85.

All Shareholders of the Company (including a Shareholder which is a recognized clearing house (or its nominee(s))) shall have the right to (a) speak at a general meeting and (b) vote at a general meeting (whether physically or by virtual attendance with the use of technology) except where a Shareholder is required by the HKSE Listing Rules to abstain from voting to approve the matter under consideration. Where any member is, under the HKSE Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted. No powers shall be taken to freeze or otherwise impair any of the rights attaching to any share by reason only that the person or persons who are interested directly or indirectly therein have failed to disclose their interests to the Company.

86.

Any corporation which is a Member of the Company shall be entitled to authorise such person as it thinks fit to act as its representative to attend and vote at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company present in person (whether physically or by virtual attendance with the use of technology) at any general meeting.

87.

If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company, it may, by resolution of its directors or other governing body or by power of attorney, appoint proxies or authorize such person(s) as it thinks fit to act as its representative(s), who enjoy rights equivalent to the rights of other Members, at any general meeting of the Company (including but not limited to general meetings and creditors meetings) or of any Class of Shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such person is so authorized. A person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization, including the right to speak and vote individually (whether physically or by virtual attendance with the use of technology) on a show of hands or on a poll.

Article No. Proposed amendments

(showing changes to the existing articles of association)

120.

The Board shall establish a Nomination Committee with specific written terms of reference which deal clearly with the authority and duties of such committee. The Nomination Committee shall perform the following duties:

(a)

~~review~~reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, assisting the board in maintaining a board skills matrix, and ~~make~~making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)	~~identify~~identifying individuals suitably qualified to become Directors and select or make recommendations to the board on the selection of individuals nominated for directorships;

(c)	~~assess~~assessing the independence of Independent Non-executive Directors; ~~and~~

(d)	~~make~~making recommendations to the Board on the appointment or reappointment of Directors and succession planning for Directors, in particular the chairman and the chief executive; and

(e)	supporting the Company’s regular evaluation of the Board’s performance.

122.

The Nomination Committee shall comprise a majority of Independent Non-executive Directors, and the chairman of the Nomination Committee shall be an Independent Non-executive Director. At least one member of the Nomination Committee shall be of a different gender.

153.	The Company shall comply with the Exchange Rules regarding ~~shareholders’ engagement~~ communication with Members, including but not limited to section F of Appendix C1 to the HKSE Listing Rules.

APPENDIX D DEFINITIONS

In this proxy statement/circular, unless the context otherwise requires, the following expressions have the following meanings:

“2019 Equity Incentive Plan”	the equity incentive plan approved and adopted in June 2020, as amended and restated in August 2020 and June 2021

“2025 Share Incentive Scheme”	the share incentive scheme adopted by the Board on March 18, 2025 and approved by the Shareholders on June 27, 2025

“ADSs”	American depositary shares, each of which represents two Class A Ordinary Shares

“AGM”	the annual general meeting of the Company to be held at T2, XPENG Tech Park, No. 10, Cencun Fengzhuang Avenue, Tianhe District, Guangzhou, PRC at 10:00 a.m. Hong Kong time on June 26, 2026 or any adjournment thereof

“Board”	means the board of directors of the Company or a duly authorized administration committee thereof or such other committee as the Board may authorize

“Class A Ordinary Shares”	means class A ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring a holder of a class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

“Class B Ordinary Shares”	means class B ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights in the Company such that a holder of a class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the reserved matters shall be voted on a one vote per share basis

“close associate(s)”	shall have the meaning ascribed to it under the Hong Kong Listing Rules

“Company”	means XPeng Inc.

“control”	shall have the meaning ascribed thereto under the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission

“core connected person(s)”	shall have the meaning ascribed to it under the Hong Kong Listing Rules

“Depositary”	Citibank, N.A.

“Directors”	means the directors of the Company

“Group”	the Company and its subsidiaries and consolidated variable interest entities from time to time

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	May 7, 2026, being the latest practicable date prior to the printing of this proxy statement/circular for ascertaining information for inclusion in this proxy statement/circular

“New York Stock Exchange” or “NYSE”	means The New York Stock Exchange of the United States

“Share(s)”	means Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	means holder(s) of Share(s)

“Stock Exchange” or “Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“treasury shares”	shall have the meaning given to it in the Hong Kong Listing Rules. For the avoidance of doubt, treasury shares do not include the Class A Ordinary Shares issued to the Depositary, which are reserved for the bulk issuance of ADSs

“%”	means per cent